                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                COMBICHEM, INC.
                  -------------------------------------------
                                 (Name of Issuer)
                         COMMON STOCK, $0.001 PAR VALUE
                  -------------------------------------------
                         (Title of Class of Securities)
                                  20009P-10-3
                  -------------------------------------------
                                 (CUSIP Number)


                            DONALD P. MCAVINEY, ESQ.
                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                               1007 MARKET STREET
                           WILMINGTON, DELAWARE 19898
                                 (302) 774-9564
                  -------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   COPIES TO:
                             JUSTIN P. KLEIN, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                        1735 MARKET STREET, 51/ST/ FLOOR
                           PHILADELPHIA, PENNSYLVANIA
                                 (215) 864-8606

                                October 5, 1999
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

-----------------------------------------
     CUSIP No.  20009P-10-3
-----------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.I. DU PONT DE NEMOURS AND COMPANY
-----------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [_]
-----------------------------------------
3    SEC USE ONLY

-----------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) OR 2(e)              [ ]
-----------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
          - 4,977,849 -
     --------------------------------
     8    SHARED VOTING POWER
          - 0 -
     --------------------------------
     9    SOLE DISPOSITIVE POWER
          - 0 -
     --------------------------------
     10   SHARED DISPOSITIVE POWER
          - 0 -
-----------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,662,280(1)

-----------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   SHARES
          [_]

-----------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.1%
-----------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-----------------------------------------

(1)  See Items 4 and 5 hereof.

-----------------------------------------
     CUSIP No.  20009P-10-3
-----------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DUPONT PHARMA, INC.
-----------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [_]
-----------------------------------------
3    SEC USE ONLY

-----------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) OR 2(e)              [_]
-----------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-----------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
          4,977,849
     --------------------------------

     8    SHARED VOTING POWER
          - 0 -(1)
     --------------------------------
     9    SOLE DISPOSITIVE POWER
          - 0 -
     --------------------------------
     10   SHARED DISPOSITIVE POWER
          - 0 -
-----------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,622,280(1)

-----------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   SHARES
          [_]

-----------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.1%
-----------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-----------------------------------------

(1)   See Items 4 and 5 hereof.

-----------------------------------------
     CUSIP No.  20009P-10-3
-----------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DPC NEWCO, INC.
-----------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [_]
          (b) [_]
-----------------------------------------
3    SEC USE ONLY

-----------------------------------------
4    SOURCE OF FUNDS
     AF
-----------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) OR 2(e)               [_]
------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
          4,977,849
          ---------------------------------------------------------
     8    SHARED VOTING POWER
          - 0 -(1)
     --------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER
          - 0 -
     --------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER
          - 0 -
-----------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,977,849(1)

-----------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   SHARES
          [_]

-----------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.7%
-----------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-----------------------------------------

(1)   See Items 4 and 5 hereof.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.001 par value ("Issuer Common Stock"), of Combichem, Inc., a Delaware corporation (the "Issuer" or "CombiChem"). The principal executive offices of the Issuer are located at 9050 Camino Sante Fe, San Diego,
California 92121.

ITEM 2. Identity and Background

     (a)-(c) This Statement is filed by E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent"), DuPont Pharma, Inc., a Delaware corporation ("Purchaser"), and DPC Newco, Inc., a Delaware corporation ("Merger Sub") (collectively, the "DuPont Companies"). Parent is a global science and technology based company serving worldwide markets including food and nutrition, healthcare, agriculture, fashion and apparel, home and construction, electronics and transportation. Parent operates in more than 65 countries and has approximately 97,000 employees. Together, Parent and Purchaser operate a worldwide business that focuses on research, development and delivery of pharmaceuticals to treat unmet medical needs in the fights against HIV infection, cardiovascular disease, central nervous system disorders, cancer, arthritis and related disorders and is also a leader in medical imaging. Merger Sub is newly formed by Purchaser in connection with the Offer (as defined below) and the transactions contemplated thereby. The principal business offices of each of DuPont, Parent and Merger Sub are located at 1007 Market Street, Wilmington, Delaware, 19898. DuPont directly owns all the outstanding capital stock of Parent. Parent directly owns all the outstanding capital stock of Merger Sub. It is not anticipated that, prior to the consummation of the Offer and the Merger (as defined below), Merger Sub will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger.
     (d)-(e) During the five years prior to the date hereof, none of the DuPont Companies nor, to the best of their knowledge, any executive officer or director of any of the DuPont Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1 (as defined below)), (i) has been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

     The total amount of funds required by Merger Sub to purchase all of CombiChem Common Stock and to pay related fees and expenses is approximately $100 million. Merger Sub intends to obtain all of such funds from Purchaser which in turn would obtain such funds from Purchaser's or Parent's existing working capital.

ITEM 4. Purpose of Transaction

     Parent, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") as of October 5, 1999 providing for, among other things, the commencement by Merger Sub of a tender offer to purchase all of the Issuer's outstanding shares for $6.75 per share in cash without interest (the "Offer") and the merger of Merger Sub with and into Issuer (the "Merger"). Simultaneously with the execution and delivery of the Merger Agreement, Parent and Merger Sub entered into a Shareholders Agreement dated October 5, 1999 (the "Shareholders Agreement"), with certain shareholders of the Issuer (the "Major Stockholders") who, as of September 27, 1999, own 4,549,541 shares of Issuer Common Stock and warrants and options exercisable for an additional 428,258 shares of Issuer Common Stock in the aggregate. Under the Shareholders Agreement, the Issuer Stockholders have agreed, subject to the terms thereof, to tender all of their shares of Issuer Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders

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have also granted Merger Sub a proxy to vote their shares, representing approximately 33.7% of the issued and outstanding shares of Issuer Common
Stock as of September 27, 1999, in favor of the Merger. Simultaneously with the execution and delivery of the Merger Agreement, Parent also entered into a Stock Option Agreement (the "Option Agreement") pursuant to which Issuer granted to Parent an option to purchase 2,684,431 shares of Issuer Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Parent and outstanding, such shares would, together with the shares subject to the Shareholders Agreement (including shares issuable upon exercise of warrants and options held by the Major Stockholders), represent approximately 46.1% of the issued and outstanding shares of Issuer Common Stock as of September 27, 1999. As permitted by each of the Merger Agreement, the Shareholders Agreement and the Option Agreement, Parent assigned all of its rights thereunder to Purchaser and Purchaser agreed to assume all of the obligations of Parent thereunder.

     The foregoing summaries of the Shareholders Agreement and Company Option are qualified in their entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

     Except as indicated in this Schedule 13D or as disclosed in the Schedule 14D-1 of the DuPont Companies filed with the Securities and Exchange Commission on October 12, 1999 (the "Schedule 14D-1"), the contents of which are incorporated herein by reference, the DuPont Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

     (a) As a result of entering into the Shareholders Agreement, the DuPont Companies may be deemed to own beneficially 4,977,849 shares of Issuer Common Stock. The DuPont Companies do not own any shares of Issuer Common Stock and, except as set forth in this Schedule 13D, are not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

     (b) Pursuant to the Shareholders Agreement, the DuPont Companies possess shared power to vote, or direct the vote of, the shares of Issuer Common Stock held by the Major Stockholders.

     (c) Except as set forth herein, none of the DuPont Companies beneficially owns any shares of Issuer Common Stock and none of the DuPont Companies, or any executive officer or director of any of the DuPont Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1), has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

     (d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Schedule 13D or in the Schedule 14D-1, none of the DuPont Companies or any executive officer or director of any of the DuPont Companies (who are listed on Schedule I to the Offer to Purchase filed as part of the Schedule 14D-1) has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the

Issuer. The description of the transactions discussed in Item 4 is further described in the Schedule 14D-1 and in the exhibits to the Schedule 14D-1, including the Merger Agreement, the Shareholders Agreement, the Option Agreement and the Joint Press Release issued by the Issuer and Parent, on October 5, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.  Material to be Filed as Exhibits

Exhibit 1 - Agreement and Plan of Merger dated as of October 5,1999, among Parent, Merger Sub and the Company.

Exhibit 2 - Shareholders Agreement dated as of October 5, 1999, among the persons listed on Schedule 1 thereto, Parent and Merger Sub.

Exhibit 3 - Stock Option Agreement dated as of October 5, 1999, between Parent, Merger Sub and Company.

Exhibit 4 - Joint Filing Agreement.

SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 15, 1999


                              E.I. DU PONT DE NEMOURS AND COMPANY


                              By: /s/ John P. Jessup
                                  --------------------------
                              Name:  John P. Jessup
                              Title: Vice President and Controller

                              DUPONT PHARMA, INC.


                              By: /s/ A. Lloyd Adams
                                  --------------------------
                              Name:  A. Lloyd Adams
                              Title: Vice President and
                                     Assistant Treasurer

                              DPC NEWCO, INC.


                              By: /s/ Steven J. Capolarello
                                  -------------------------
                              Name:  Steven J. Capolarello
                              Title: Vice President and
                                     Treasurer

EXHIBIT INDEX

Exhibit 1 - Agreement and Plan of Merger dated as of October 5,1999, among Parent, Merger Sub and the Company.

Exhibit 2 - Shareholders Agreement dated as of October 5, 1999, among the persons listed on Schedule 1 thereto, Parent and Merger Sub.

Exhibit 3 - Stock Option Agreement dated as of October 5, 1999, between Parent, Merger Sub and Company.

Exhibit 4 - Joint Filing Agreement.